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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)

                                DST SYSTEMS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    233326107
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                                 (CUSIP Number)

                                 THOMAS A. EARLY
                               100 Fillmore Street
                             Denver, Colorado 80206
                                 (303) 691-3905
                           (303) 394-7714 (facsimile)
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2003
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               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP NO. 233326107             SCHEDULE 13D                   PAGE 2 OF 6 PAGES
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     1       NAMES OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            JANUS CAPITAL GROUP INC.

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                            NOT APPLICABLE                              (b)[ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
                                       OO

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            [ ]
                                 NOT APPLICABLE

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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   NUMBER OF SHARES       7     SOLE VOTING POWER

                                                                         NONE
                        --------------------------------------------------------

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                                                      39,724,052
                        --------------------------------------------------------

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                                                         NONE
                        --------------------------------------------------------

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                                                      39,724,052
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   39,724,052

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             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12       SHARES* Excludes 51,140 shares beneficially owned by the        [X]
             directors and executive officers of the Reporting Person.
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             33.23%
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    14       TYPE OF REPORTING PERSON*
                                       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 233326107             SCHEDULE 13D                   PAGE 3 OF 6 PAGES
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PRELIMINARY STATEMENT

            This Amendment No. 2 to Schedule 13D (the "Amendment") is filed on behalf of Janus Capital Group Inc. ("Janus"), a Delaware corporation formerly known as Stilwell Financial Inc. Reference is made to the initial statement on
Schedule 13D filed on July 10, 2000, and amended as of December 12, 2001 (the "Janus Statement"). The Janus Statement is hereby further amended and supplemented as follows:


ITEM 2.       IDENTITY AND BACKGROUND

     This Schedule is being filed by Janus (the "Reporting Person").

     Janus is a holding company with operations in the financial services business. The principal executive office of Janus is located at 100 Fillmore Street, Denver, Colorado 80206.

     Neither the Reporting Person nor any of their directors or executive officers hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor any of their directors or executive officers hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS AND EXECUTIVE OFFICERS

     Each of the directors and executive officers of the Reporting Person, whose names appear below, except Robert Skidelsky, is a citizen of the United States of America, and is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. Robert Skidelsky is a citizen of Great Britain.

     The business address of the directors and executive officers of Janus is 100 Fillmore Street, Denver, Colorado 80206.

Directors (excluding executive officers who are directors)

     P.F. Balser        Ironwood Partners, LLC

     J.E. Barnes        Retired

     A. Cox             Daniels College of Business, University of Denver

     J.P. Craig III     Opportunity Capital, LLC

     H.Y. Hayes         Janus Capital Management LLC

     L.H. Rowland       Retired

     S.L. Scheid        Retired

     R. Skidelsky       Retired

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CUSIP NO. 233326107             SCHEDULE 13D                   PAGE 4 OF 6 PAGES
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Executive Officers

     M.B. Whiston       Vice Chairman of the Board, President, Chief Executive
                        Officer and Director

     L.M. Starr         Vice President and Chief Financial Officer

     T.A. Early         Vice President, General Counsel and Chief Corporate
                        Affairs Officer

     R.T. Hudner        Vice President and Chief Operations Officer

     R.C. Beery         Vice President and Chief Marketing Officer

     L.O. Soderberg     Executive Vice President, Institutional Services

     M.R. Luoma         Vice President and Treasurer

     G.A. Frost         Vice President and Controller


     ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Janus directly holds 39,724,052 shares of Common Stock of DST.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this
Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock of DST was calculated based upon the shares shown outstanding on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this
Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

         Prior to December 31, 2002, Stilwell Management, Inc. ("SMI"), a Delaware corporation, was a wholly owned subsidiary of Janus, formerly known as Stilwell Financial Inc., and directly held 39,724,052 shares of Common Stock of DST. On December 31, 2002, SMI merged into Janus Capital Corporation ("JCC"), also a subsidiary of Janus, with JCC surviving. On January 1, 2003, JCC merged into Janus, with Janus surviving. As a result of the two above-described mergers, Janus became the direct holder of the 39,724,052 shares of Common Stock of DST.

     (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e) Not applicable.



                              DIRECTORS AND EXECUTIVE OFFICERS

                       Total      Percent         Voting Power          Dispositive Power
Name                   Owned      of Class      Sole       Shared        Sole       Shared
----                   -----      --------      ----       ------        ----       ------

     Directors (excluding executive officers who are directors)

Balser                 11,000            *      11,000           0       11,000           0

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CUSIP NO. 233326107             SCHEDULE 13D                   PAGE 5 OF 6 PAGES
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

Barnes                        0           0%           0           0            0           0

Cox                           0           0%           0           0            0           0

Craig                         0           0%           0           0            0           0

Hayes                         0           0%           0           0            0           0

Rowland                  40,140            *      40,140           0       40,140           0

Scheid                        0           0%           0           0            0           0

Skidelsky                     0           0%           0           0            0           0


     Executive Officers

Whiston                       0           0%           0           0            0           0

Starr                         0           0%           0           0            0           0

Early                         0           0%           0           0            0           0

Hudner                        0           0%           0           0            0           0

Beery                         0           0%           0           0            0           0

Soderberg                     0           0%           0           0            0           0

Luoma                         0           0%           0           0            0           0

Frost                         0           0%           0           0            0           0

                    *Less than one percent.


     None of the above named directors or executive officers have had any transactions in the Common Stock of DST during the 60 days prior to the date of this Schedule.

     No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

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CUSIP NO. 233326107             SCHEDULE 13D                   PAGE 6 OF 6 PAGES
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                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003

                                        JANUS CAPITAL GROUP INC.

                                        By:           /s/ Thomas A. Early
                                           -------------------------------------
                                        Name:           Thomas A. Early
                                        Title:   Vice President, General Counsel
                                                 and Chief Corporate Affairs
                                                 Officer